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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ______________)*

                             Fed One Bancorp, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                       Fed One Bancorp, Inc. Common Stock
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   313091100
                      -----------------------------------
                                 (CUSIP Number)

                                Richard M. Adams
               Chairman of the Board and Chief Executive Officer
                               300 United Center
                           500 Virginia Street, East
                        Charleston, West Virginia 25301
                                 (304) 424-8761

-----------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 18, 1998
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP NO.   313091100                               PAGE 2 OF 17 PAGES
         -------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    United Bankshares, Inc.
    IRS #55-0641179
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) |_|
                                                                     (B) |_|
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3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC*
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    West Virginia
-------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                        493,800*
  NUMBER OF     ---------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             0
     EACH       ---------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON
     WITH               493,800*
                ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                         0

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       493,800*
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.32%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------
        *BENEFICIAL OWNERSHIP OF 474,800 SHARES OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED SOLELY AS A RESULT OF THE STOCK
        OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO SUCH STOCK OPTION AGREEMENT HAS NOT YET BECOME
        EXERCISABLE. UNITED BANKSHARES, INC. EXPRESSLY DISCLAIMS
        BENEFICIAL OWNERSHIP OF SUCH SHARES.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $.10 per share ("Common Stock"), of Fed One Bancorp, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 21 Twelfth Street, Wheeling, West Virginia 26003-3295.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) This statement is being filed by United Bankshares, Inc., a West Virginia corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("United"). The principal business offices of United are located at 300 United Center, 500 Virginia Street, East, Charleston, West Virginia 25301. United has two principal banking subsidiaries, United National Bank and United Bank, the assets of which currently constitute substantially all of the assets of United. The names of the directors and executive officers of United and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

                  (d)-(e) Neither United, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither United nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4, the Company has granted to United an option pursuant to which United has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 474,800 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share of $33.50 (the "Option"). Certain terms of the Option are summarized in
Item 4.

         If the Option were exercisable and United were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $15,905,800. It is currently anticipated that such funds would be derived from working capital.

                  In two, unrelated prior transactions, United acquired an aggregate amount of 19,000 shares of the Company (10,000 shares purchased from the Company on January 30, 1995 at $10.00 per share and 9,000 shares purchased through a broker on November 1, 1996 at $15.87 per share). These prior transactions were made for investment purposes and were purchased with available working capital.

                  Subject to market conditions and developments with respect to the Merger (as defined below) United may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  (a)-(j) United is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

                  The Merger Agreement. The Company and United have entered into an Agreement and Plan of Merger, dated as of February 18, 1998 (the "Merger Agreement"), pursuant to which the Company will be merged with and into a wholly-owned subsidiary of United (the "Merger"), with the subsidiary of United being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of the Company's Common Stock will be converted into the right to receive 0.75 of a share of common stock of United ("United Common Stock")(the "Exchange Ratio").

                  In the event United changes (or establishes a record date for changing) the number of shares of United Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding United Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Company, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

                  As a result of the Merger, the Company will cease to exist as a separate legal entity.

                  The Merger is subject to various regulatory approvals, the approvals of the stockholders of the Company, and the satisfaction of other terms and conditions set forth in the Merger Agreement.

                  As a result of the Merger, the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). In addition, the Company's Common Stock will be eligible for delisting from the NASDAQ Stock Market's National Market System, where it has been traded under the symbol "FOBC." United has agreed in the Merger Agreement to cause one member of the Company's Board on the date of the Merger Agreement, Mr. Alan E. Groover, to be elected or appointed as a director of the Surviving Company at, or as promptly as practicable after, the Effective Time.

                  The Option Agreement. In connection with the Merger Agreement, on February 18, 1998, United and the Company entered into a Stock Option Agreement, dated as of February 18, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted United an Option to purchase, subject to adjustments in certain circumstances, up to 474,800 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share of $33.50.

                  Subject to applicable law and regulatory restrictions, United may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

                  As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

                  (i) The Company or its Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of the Company (the "Company Subsidiary"), without having received United's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the 1934 Act, and the rules and regulations thereunder) other than United or any United Subsidiaries (each, a "United Subsidiary") or the Board of Directors of the Company (the "Company Board") shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Merger Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or the Company Subsidiary (other than mergers, consolidations or similar transactions (i) involving solely the Company and/or one or more wholly-owned (except for directors' qualifying shares and a de minimis number of other shares) United Subsidiaries, provided, that any such transaction is not entered into in violation of the terms of the Merger Agreement, or (ii) in which the shareholders of the Company immediately prior to the completion of such transaction own at least 50% of the

         Common Stock of the Company (or the resulting or surviving entity in such transaction) immediately after completion of such transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Company or the Company Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or the Company Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

                  (ii) Any person other than United or any United Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                  (iii) The shareholders of the Company shall have voted and failed to adopt and approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than United or any United Subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction;

                  (iv) The Company Board (without United's prior written consent) shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to United its recommendation that the shareholders of the Company approve the transactions contemplated by the Merger Agreement, or the Company or the Company Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than United or a United Subsidiary;

                  (v) Any person other than United or any United Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

                  (vi) After an overture is made by a third party to engage in an Acquisition Transaction, the Company shall have willfully breached any covenant or obligation contained in the Merger Agreement and such breach would entitle United to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both and shall not have been cured prior to the Notice Date); or

                  (vii) Any person other than United or any United Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

                  As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

                  (i) The acquisition by any person (other than United or any United Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

                  (ii) The occurrence of the Initial Triggering Event described in (i) above, except that the percentage referred to in clause (z) in the definition of Initial Triggering Event shall be 25%.

                  As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by United pursuant to Section 8.01(b) or Section 8.01(e) of the Merger Agreement (but only in each case if the breach giving rise to the termination was willful) (each, a "Listed Termination"); or (iii) the passage of fourteen (14) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained therein, (i) the Option may not be exercised (nor may United's rights under Sections 7, 8, 9, 12 or 14 of the Option Agreement be exercised) at any time when United shall be in willful material breach of any of its covenants or agreements contained in the Merger Agreement such that the Company shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b) thereof as a result of such a willful material breach and (ii) the Option Agreement shall automatically terminate upon the proper termination of the Merger Agreement (x) by the Company pursuant to
Section 8.01(b) thereof as a result of the material breach by United of its covenants or agreements contained in the Merger Agreement, (y) by the Company or United pursuant to Section 8.01(d)(ii) if United's shareholders do not approve the Articles Amendment, or (z) by the Company or United pursuant to Section 8.01(d)(i) if a necessary approval by a governmental authority has been denied.

                  As provided in the Option Agreement, in the event that United is entitled to and wishes to exercise the Option or any portion thereof, it shall send to the Company a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, United is obligated to promptly file the required notice or application for approval, promptly notify the Company of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

                  Under applicable law, United may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

                  Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, United, may assign in whole or in part its rights and obligations under the Option Agreement; provided, however, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by United to acquire the shares of Common Stock subject to the Option, United may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on United's behalf or (iv) any other manner approved by the Federal Reserve Board.

                  In addition, any shares of the Common Stock purchased upon the exercise of the Option may be resold by United pursuant to registration rights under the Option Agreement.

                  In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option will be appropriately adjusted and proper provision will be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be adjusted so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding. Whenever the number of shares of Common Stock purchasable upon exercise of the Option is adjusted as provided in the Stock Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

                  At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Company (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the Market/Offer Price (as defined in Section 7) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 135 days of such occurrence (or such later period as provided in Section 10 of the Option Agreement), the Company (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

                  A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

                  (i) the acquisition by any person (other than United or any United Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

                  (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%; provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred.

                  In the event that prior to an Exercise Termination Event, the Company enters into an agreement (i) to consolidate with or merge into any person, other than United or a United Subsidiary, or engage in a plan of exchange with any person, other than United or a United Subsidiary, and the Company is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than United or a United Subsidiary, to merge into the Company or be acquired by the Company in a plan of exchange and the Company is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Company Subsidiary's assets or deposits to any person, other than United or a United Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

                  United may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by United) to the Company in exchange for a cash fee equal to the Surrender Price; provided, however, that United may not exercise such rights if the Company has repurchased the Option (or any portion thereof) or any Option Shares pursuant to the Option Agreement as described above. The "Surrender Price" shall be equal to $4.0 million (i) plus, if applicable, United's purchase price with respect to any Option Shares and (ii) minus, if applicable, the sum of (A) the excess of the net cash amounts, if any, received by United pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, United's purchase price of such Option Shares and (B) the net cash amounts, if any, received by United pursuant to an arm's length sale of a portion of the Option to an unaffiliated party. Notwithstanding any other provision of the Option Agreement, neither United's Total Profit or its Notional Total Profit (defined in Section 15) may exceed $6.0 million.

                  Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

                  Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, United may purchase shares of Common Stock in the open market or in privately negotiated transactions.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  (a) United may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, United may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). United has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of United, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

                  (b) If United were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

                  (c) United acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

                  To the best knowledge of United, none of the persons listed in
Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  United explicitly disclaims beneficial ownership of any shares of Common Stock related to the Option Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                  Except as described in Item 4 and Item 5 hereof, neither United nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

           2 Agreement and Plan of Merger, dated as of February 18, 1998, by and among United Bankshares, Inc. and Fed One Bancorp, Inc.

          99 Stock Option Agreement, dated as of February 18, 1998, between United Bankshares, Inc. and Fed One Bancorp, Inc.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   February 27, 1998

                                            UNITED BANKSHARES, INC.

                                            By:   /s/ Richard M. Adams
                                                ------------------------
                                            Name:  Richard M. Adams
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            UNITED BANKSHARES, INC.

                  The names, business addresses and present principal occupations of the directors and executive officers of United Bankshares, Inc. are set forth below. The business address of each of the directors of United Bankshares, Inc. is also the business address of such director's employer, if any. Directors of United Bankshares, Inc. are identified by an asterisk.
Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


           Name                                Present Principal Occupation or Employment and Address
           ----                                ------------------------------------------------------
Richard M. Adams*                          Chairman of the Board and Chief Executive Officer of United, c/o UBSI, P.O.
                                           Box 1508, Parkersburg, West Virginia 26102

Douglass H. Adams*                         Executive Vice President of United, c/o UNB-Vienna, P.O. Box 5190, Vienna,
                                           West Virginia  26105

William W. Wagner*                         Retired Executive Vice President of United and Retired Chairman of the Board of
                                           United Mortgage Company, Inc., 406 Plantation Road, Huddleston, Virginia
                                           24104-3003

I.N. Smith, Jr.*                           Retired Executive Officer of United, c/o UNB-Charleston, P.O. Box 393,
                                           Charleston, West Virginia  25392

William C. Pitt, III*                      Hotel Resort Developer, 1620 Dye Place, Wilmington, North Carolina  28405
H. Smoot Fahlgren*                         Chairman and former Chief Executive Officer of Fahlgren, Inc., Fahlgren, P.O.

                                           Box 1628, Parkersburg, West Virginia  26101

Russell L. Isaacs*                         Owner of Russell L. Isaacs and Company, a consulting firm, P.O. Box 441,
                                           Charleston, West Virginia  25322

F.T. Graff, Jr.*                           Attorney at Law and Partner with law firm of McDavid Bowles Rice Graff and
                                           Love, P.O. Box 1386, Charleston, West Virginia  25325

Warren A. Thornhill, III*                  Attorney at Law, P.O. Box 1597, Beckley, West Virginia  25802

Harold L. Wilkes*                          President of Little General Stores, Inc., P.O. Box 908, Beckley, West Virginia 25802

Robert P. McLean*                          President of Stanaford Acres, Inc. and Vice President of Sigmund-McLean, Inc.,
                                           P.O. Box 1517, Beckley, West Virginia  25802

G. Ogden Nutting*                          President of the Ogden Newspapers, Inc., The Ogden Newspapers, Inc., 1500
                                           Main Street, Wheeling, West Virginia  26003
Harry L. Buch*                             Attorney at Law, and Partner with Bailey, Riley, Buch & Harman, Bailey Riley
                                           Buch and Harman, P.O. Box 631, Wheeling, West Virginia  26003

Robert G. Astorg*                          Managing Director, American Express Tax & Business Services, American
                                           Express Tax & Business Services, P.O. Box 2119, Parkersburg, West Virginia
                                           26101

                                       13



           Name                                Present Principal Occupation or Employment and Address
           ----                                ------------------------------------------------------
C.E. Goodwin*                              Attorney at Law and Counsel with Goodwin & Goodwin, Goodwin & Goodwin,
                                           P.O. Box 636, Ripley, West Virginia  25271

P. Clinton Winter, Jr.*                    President of Bray & Oakley Insurance Agency, P.O. Box 386, Logan, West
                                           Virginia  25601-0386

R. Terry Butcher*                          Attorney at Law and Partner with Butcher & Butcher, Butcher & Butcher, P.O.
                                           Box 100, Glenville, West Virginia  26351

James W. Word, Jr.*                        President of Beckley Loan Company and Vice President of Beckley Loan and
                                           Industrial Corporation, P.O. Box 1575, Beckley, West Virginia  25802

Thomas J. Blair, III*                      President and Chief Executive Officer of Kelley, Gidley, Blair & Wolfe, Inc, P.O.
                                           Box 2986, Charleston, West Virginia  25321

Andrew J. Houvouras*                       President of A&L Industries, 1237 South Park Drive, Huntington, West Virginia
                                           25705

Charles E. Stealey*                        A Private Consultant, 605 Crestwood Drive, Holmes Beach, Florida  34217

John W. Dudley*                            President of J.W. Dudley Sons & Company, 2419 Dudley Avenue, Parkersburg,
                                           West Virginia  26101

Theodore J. Georgelas*                     President of Georgelas and Sons, Inc., Georgelas & Sons, Inc., 7601 Lewisville
                                           Road, Suite 250, McLean, Virginia  22102-2815

W. Gaston Caperton, III*                   Director, Institute on Education and Government, Teachers College, Columbia
                                           University, P.O. Box 891, Martinsburg, West Virginia  25401

Steven E. Wilson                           Chief Financial Officer, Secretary, Treasurer and Executive Vice President of
                                           United, P.O. Box 1508, Parkersburg, West Virginia  26102

Gary L. Ellis                              Executive Vice President, 300 United Center, 500 Virginia Street, East,
                                           Charleston, West Virginia 25301

James B. Hayhurst, Jr.                     Executive Vice President, P.O. Box 1508, Parkersburg, West Virginia  26102

Joe L. Wilson                              Executive Vice President, 1501 Market Street Wheeling, West Virginia  26003


                                 Exhibit Index

 2 Agreement and Plan of Merger, dated as of February 18, 1998, by and between United Bankshares, Inc. and Fed One Bancorp, Inc.

99 Stock Option Agreement, dated as of February 18, 1998, between United Bankshares, Inc. and Fed One Bancorp, Inc.


chs/146867

                                       15